UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31717
________________________
MPG OFFICE TRUST, INC.
(Exact name of registrant as specified in its charter)
355 South Grand Avenue, Suite 3300
Los Angeles, California 90071
(213) 626-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________
Common Stock, $0.01 par value per share
7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:	0

Series A Preferred Stock:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield DTLA Fund Office Trust Inc., as successor by merger to MPG Office Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 28, 2013	By:	/s/ G. MARK BROWN
G. Mark Brown Global Chief Investment Officer